UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                   ☒                                  Form 40-F                                   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                         ☐                                    No                               ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                         ☐                                    No                               ☒

Telecom Argentina S.A.

Item

1.                                    English translation of a letter dated May 26, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, May 26, 2020 Comisión Nacional de Valores

Dear Sirs,

RE.: Agreement entered into with the Ente Nacional de Comunicaciones (“National Communications Entity”)

I am writing to you in my capacity as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that in the framework of the emergency caused by the global COVID-19 pandemic and the prevention measures adopted by the national Government, the Company entered into an Agreement with the Ente Nacional de Comunicaciones (“Enacom”), whose main provisions are stated below:

1)                                   There will be no increases in the prices of mobile and fixed telephony, broadband and pay TV services from May 1 to August 31, 2020.

2)                                   Creation of inclusive Plans for telephony and internet mobile services and fixed broadband service for individuals requesting this benefit, with a fixed price until September 30, 2020.

3)                                   The extension of the “reduced service” benefit, that guarantees the connectivity of users with prepaid mobile phone and internet services, and maintenance of the price until October 31, 2020 (currently valid until May 31 as established by Decree No. 426/2020).

4)                                   During the term of this Agreement, there will be no layoffs without cause.

5)                                   In the event that salary increases are made based on the Collective Bargaining Agreement, this Agreement will be renegotiated and its effects will be suspended immediately.

The term of this Agreement will be until August 31, 2020.

Sincerely,

Telecom Argentina S.A.

/s/ Fernando Balmaceda
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 26, 2020	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations